HobbyDB Corp

Financial Statements and Report

December 31, 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
HobbyDB Corp

We have reviewed the accompanying financial statements of HobbyDB Corp (the company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of HobbyDB Corp (the company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 7 to the financial statements, certain conditions raise an uncertainty about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
October 30, 2023

HobbyDB Corp
Balance Sheet (Unaudited)
As of December 31, 2022

	Note		2022
Assets			
Current Assets			
Cash and cash equivalents	1.g	$	45,261
Accounts receivable	1.h		40,330
Total Current Assets			85,591
Noncurrent Assets			
Property, plant, and equipment	**1.k**		
Computer equipment			10,444
Accumulated depreciation			(10,444)
Total Property, plant, and equipment, net			-
Intangible assets, net	1.i		155,066
Total Noncurrent Assets			155,066
Total Assets			240,657
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	2		176,540
Debt, current	3		45,667
Deferred revenue	1.l		28,045
Total Current Liabilities			250,252
Noncurrent Liabilities			
Notes payable, noncurrent	3		19,951
Total Noncurrent Liabilities			19,951
Total Liabilities			270,203
Stockholders' Equity	**4**		
Preferred Stock (15,000,000 shares authorized; 10,616,093 issued and outstanding; $.001 par value)			10,616
Common Stock (23,000,000 shares authorized; 5,681,289 issued and outstanding; $.001 par value)			5,681
Additional paid-in capital			5,131,143
Retained Earnings (Accumulated Deficit)			(5,176,986)
Total Stockholders' Equity			(29,546)
Total Liabilities & Stockholders' Equity		$	240,657

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

HobbyDB Corp
Statement of Income (Unaudited)
For the year ended December 31, 2022

	Note		2022
Revenues	5	$	467,776
Cost of Goods Sold	1.n		57,998
Gross Profit (Loss)			409,778
Operating Expenses			
Salaries and wages			261,658
Research and development	1.o		258,145
Communications and information technology			90,846
Advertising and promotion	1.p		18,858
Intangible asset amortization			16,141
Legal and other professional fees and services			16,112
Other operating expense			5,838
Taxes other than income taxes			499
Total Operating Expenses			668,097
Operating Income (Loss)			(258,319)
Other Income (Expense)			
Interest expense			(4,722)
Other income			3,116
Total Other Income (Expense)			(1,606)
Net Income (Loss)		$	(259,925)

HobbyDB Corp

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2022

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance at December 31, 2021	10,616,093	$ 10,616	5,681,289	$ 5,681	$ 5,131,143	$ (4,917,061)	$ 230,379
Net income (loss)	-	-	-	-	-	(259,925)	(259,925)
Total	10,616,093	$ 10,616	5,681,289	$ 5,681	$ 5,131,143	$ (5,176,986)	$ (29,546)

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

HobbyDB Corp

Statement of Cash Flows (Unaudited)

For the year ended December 31, 2022

		2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(259,925)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Amortization		16,141
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable		17,461
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities		37,351
Client advances		28,045
Net Cash Provided by (Used in) Operating Activities		(160,927)
Cash Flows from Financing Activities		
Proceeds from issuance of debt		33,667
Repayment of debt		(24,745)
Proceeds from issuance of preferred stock		84,860
Net Cash Provided by (Used in) Financing Activities		93,782
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		(67,145)
Cash, cash equivalents, and restricted cash at beginning of year		112,406
Cash, Cash Equivalents, and Restricted Cash at End of Year		45,261

Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$	4,722

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

HobbyDB Corp
Notes to the Financial Statements
For the year ended December 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

HobbyDB Corp (the Company) is is a corporation organized under the laws of Delaware. The Company is a digital platform that allow patrons to buy and sell collector's items.

b. Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

c. Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

d. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

e. Fair value measurements

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

HobbyDB Corp
Notes to the Financial Statements
For the year ended December 31, 2022

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

f. Concentrations of risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers. This stems from Funko, Inc. being a major customer.

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

h. Accounts receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2022, the Company has accrued a reserve of $0 for doubtful accounts.

i. Intangible assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property.

HobbyDB Corp
Notes to the Financial Statements
For the year ended December 31, 2022

Intangible assets include various websites and a number of social media accounts purchased from third parties. These assets are amortized on a straight-line basis over management's estimate of each asset's useful life.

The Company owns the rights for certain intellectual property contributed by Christian Braun and Christopher Caruk that has been recognized on the balance sheet. The intellectual property laid the foundation of the Company's technology, which the Company has built on since 2013. Christian Braun is a member of the Company's management team and Christopher Caruk is a shareholder of the Company.

j. Income taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2022 and has an accumulated net operating loss from prior years. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

HobbyDB Corp
Notes to the Financial Statements
For the year ended December 31, 2022

The Company is subject to franchise tax filing requirements in the State of Delaware.

The provision for income taxes for the year ended December 31, 2022 consists of the following:

Net Operating Loss Carryforwards	$ 4,709,961
Valuation Allowance	$ (4,709,961)
Net Provision for income tax	-

k. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Computer equipment	3 years

As of December 31, 2022 all equipment had been fully depreciated.

l. Deferred revenue

HobbyDB Corp
Notes to the Financial Statements
For the year ended December 31, 2022

During 2022, the Company received a prepayment of $46,800 from a client for services. As of December 31, 2022, $28,045 had yet to be delivered.

m. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Data subscriptions to use the Company's data via an API or per reports are recognized ratably over the subscription period. Outsourced advertising is recognized at the time of advertisement impression. Affiliate fees and listings fees are paid by our members when they list an item or paid by mostly Amazon, eBay and Entertainment Earth for showing Items for sale on their website on our database. Digital Collectibles are an NFT type product introduced and sold to Members.

n. Cost of goods sold

Cost of goods sold includes the following expenses; hosting fees, ad commissions, and partner payments.

o. Research and development

The Company records research and development expenses in the year incurred.

p. Advertising

The Company records advertising expenses in the year incurred.

q. Equity Based Compensation

HobbyDB Corp
Notes to the Financial Statements
For the year ended December 31, 2022

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

r. Comprehensive income

The Company does not have any comprehensive income items other than net income.

s. Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

2. Accounts payable and accrued liabilities

Accounts payable and accrued expenses consist of the following:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

		2022
Trade accounts payable	$	74,855
Credit card liabilities		20,568
Accrued payroll and related benefits		81,117
Total	$	176,540

3. Debt

Long-term debt consists of the following:

		2022
Promissory Note, repayable in monthly payments of $1,000 including interest, due August 2025	$	35,516
Promissory Note, interest at 9.99% per annum, repayable in monthly payments of $3,906 including interest, due September 2023		33,667
Less: Debt issuance costs		(3,565)
Total debt		65,618
Less: current portion		(45,667)
Long-term portion of debt	$	19,951

Principal repayments on long-term debt over the next five years are as follows:

2023	$	45,667
2024		12,000
2025		7,951
2026		-
2027		-
Subsequent		-
Total	$	65,618

4. Stockholders' equity

The Company's articles of incorporation authorize the Company to issue 23,000,000 $.001 par value common shares and 15,000,000 $.001 par value preferred shares.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have included dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Common stock	5,681,289
Preferred stock	10,616,093
Total	16,297,382

5. Revenue

Revenues consist of the following:

Data subscriptions	$	267,575
Outsourced advertising		101,102
Affiliate fees and listing fees		93,270
Digital collectibles and other products		5,829
Total Revenues	$	467,776

6. Stock compensation

In 2014, the Board of Directors adopted the 2014 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of various equity awards to employees, officers and consultants. Up to 555,556 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2022, 160,510 shares remain issuable under the Plan. In 2014, the Company issued 56,117 common share

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

warrants. These warrants have an exercise price of $.10. No warrants have been exercised.

During 2022, the Company had 395,046 outstanding stock options. The granted options had an exercise price of between $.02 and $.45, will expire between one and ten years, and vest over a four-year period.

A summary of the Company's stock options activity and related information is as follows:

	Total Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Term
Outstanding at beginning of the year	395,046	0.08	$ 4
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	395,046	0.08	3
Exercisable Options at December 31, 2022	395,046	0.08	$ 3

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	Input
Expected life (years)	5.0
Risk-free interest rate	0.59%
Expected volatility	71%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

HobbyDB Corp
Notes to the Financial Statements
For the year ended December 31, 2022

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future. The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

7. Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future. The Company has sustained net operating losses since its inception. Management has worked on reducing these losses and made progress in 2023 and believes that the company will be able to break even in early 2024. The Company also plans to raise funds to create additional reserves through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

8. Subsequent events

During 2023, the Company sold 91,630 shares in a Crowdfunding campaign for a total of $88,881.

Management evaluated all activity of the Company through October 30, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.